**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 OR 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

Report on Form 6-K dated July 31, 2020

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

**Form 20-F X**      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    **No X**

Enclosure: Press release: **ANGLOGOLD ASHANTI LIMITED ANNOUNCES A CHANGE TO ITS BOARD OF DIRECTORS**



AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06
ISIN. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU
("AngloGold Ashanti" or the "Company")

**ANGLOGOLD ASHANTI ANNOUNCES A CHANGE TO ITS BOARD OF DIRECTORS**

In compliance with paragraph 3.59 of the Listings Requirements of the JSE Limited, AngloGold Ashanti is pleased to announce the appointment of Dr Kojo Busia as an independent non-executive director to its board of directors, effective 1 August 2020. Dr Busia will serve as a member of the Investment Committee and the Social and Ethics and Sustainability Committee.

Dr Busia recently held the position of Chief of Natural Resources Management Section, Division of Technology, Climate Change and Natural Resource Management at the United Nations Economic Commission for Africa (UNECA). Dr Busia is an internationally renowned leader and promoter of good governance in Africa, having 25 years of working experience in multilateral and bilateral organisations.

He previously served as Coordinator of the African Mineral Development Centre (AMDC), a Pan-African Center of Excellence charged with the implementation of the African Mining Vision, an African Union policy framework for sustainable mineral resources development. In addition, Dr Busia's outstanding contributions to African natural resources governance has seen him serve on several advisory boards including the Global Mining Sustainability, a global non-profit platform for sustainable mining; the Responsible Mining Foundation, an independent research organisation responsible for publishing the Responsible Mining Index report. He also serves on the Mining Indaba's Sustainability Advisory Committee that organizes the "Sustainability Day" of Mining Indaba. Prior to heading the AMDC, Dr Busia spent nearly a decade leading the UNECA's support to the African Union/NEPAD governance flagship, the African Peer Review Mechanism.

*"Kojo's multilateral expertise brings a great strength to our business and I am delighted to see him joining the board," Sipho M. Pityana, AngloGold Ashanti Chairman, said. "His input from both a sustainability and governance perspectives will be hugely significant as we continue the pursuit of our strategic ambitions."*

Johannesburg
31 July 2020

JSE Sponsor: The Standard Bank of South Africa Limited

**CONTACTS**
**Media**
| | | |
|---|---|---|
| **Chris Nthite** | +27 11 637 6388/+27 83 301 2481 | cnthite@anglogoldashanti.com |
| **General inquiries** | | media@anglogoldashanti.com |

**Investors**
| | | |
|---|---|---|
| **Sabrina Brockman** | +1 646 880 4526/ +1 646 379 2555 | sbrockman@anglogoldashanti.com |
| **Yatish Chowthee** | +27 11 637 6273 / +27 78 364 2080 | yrchowthee@anglogoldashanti.com |
| **Fundisa Mgidi** | +27 11 6376763 / +27 82 821 5322 | fmgidi@anglogoldashanti.com |

Website: www.anglogoldashanti.com

# SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: July 31, 2020

By:     /s/ L MARWICK_____
Name:   L MARWICK
Title:    EVP: General Counsel and Acting Company Secretary